

June 24, 2014

Via E-mail
J. Kevin Vann
Senior Vice President and Chief Financial Officer
WPX Energy, Inc.
3500 One Williams Center
Tulsa, OK 74172

> **Re: WPX Energy, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-35322**

Dear Mr. Vann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 6 – Asset Sales, Impairments and Exploration Expenses, page 85

1.   We note that you recorded an impairment charge during the fiscal year ended December 31, 2013 related to unproved leasehold acreage in the Appalachian Basin as a result of the impairment of producing properties. Please quantify the remaining capitalized costs associated with your unproved properties in the Appalachian Basin and tell us about your planned drilling activity related to unproved reserves on acreage that will expire during the fiscal years ended December 31, 2014 and 2015. Your response should address the extent to which you expect any of this acreage to expire undrilled. In addition, disclosure

in your filing states that your drilling program in the Appalachian Basin will be limited to completions during the fiscal year ended December 31, 2014. Please tell us the extent to which this relates to both proved reserves and unproved reserves. Refer to FASB ASC 932-360-35-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant, at 202-551-3326 or me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief